UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2020

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market update report ANGLOGOLD ASHANTI REPORT FOR THE THREE MONTHS ENDED
31 MARCH 2020
March 2020 Market update report - www.AngloGoldAshanti.com
                   Published: 11 May 2020
Quarter 1 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Market update report
for the quarter ended 31 March 2020

Johannesburg, 11 May 2020 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended 31 March 2020.

•COVID-19 impact to production limited due to early management intervention and portfolio diversification at 11,000oz in Q1 2020
•Production of 716,000oz, supported by strong performances from Kibali, Geita and Iduapriem
•All-in sustaining costs (AISC) of $1,047/oz up 4% year-on-year; AISC margin improved to 34%, up from 22% in Q1 2019
•Adjusted EBITDA up 54% year-on-year to $473m; Adjusted net debt to Adjusted EBITDA improves to 0.85 times
•Free cash flow before growth capital increased 231% year-on-year to $94m; Cash flow from operating activities up 227% to $219m
•Liquidity of $2bn at 31 March 2020; Settled $700m principal and final coupon on 10-year bond; Secured $1bn standby facility in April 2020
•Obuasi Phase 2 ramp-up completion expected towards end Q1 2021 due to equipment delivery delay; Colombia studies now seen in Q1 2021
•Critical spares inventories now average four months across sites to mitigate possible COVID-19 disruptions
•AngloGold Ashanti involved in important humanitarian efforts in the fight against the COVID-19 pandemic
•Sale processes for SA portfolio and Sadiola making steady progress; Decision taken to retain Cerro Vanguardia
•Regrettably, four fatalities during Q1 2020; All-injury frequency rate (AIFR) improved 35% year-on-year

		Quarter	Quarter	Quarter	Year
		ended	ended	ended	ended
		Mar	Dec	Mar	Dec
		2020	2019	2019	2019
		US Dollar / Imperial
Continuing and discontinued operations

Operating review
Gold
Produced	- oz (000)	716	902	752	3,281
Sold	- oz (000)	742	872	746	3,268

Financial review
Price received	- $/oz	1,576	1,473	1,297	1,387
All-in sustaining costs	- $/oz	1,047	957	1,009	998
All-in costs	- $/oz	1,221	1,195	1,108	1,162
Total cash costs	- $/oz	814	741	791	776
Adjusted EBITDA	- $m	473	565	307	1,723
Free cash inflow (outflow)	- $m	4	72	(109)	127
Adjusted net debt	- $m	1,596	1,572	1,776	1,572
Adjusted net debt to Adjusted EBITDA	- times	0.85	0.91	1.27	0.91
Capital expenditure (including equity accounted investments)	- $m	199	262	141	814

$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

The financial information on which this market update report is based, has not been reviewed or reported on by the Company's external auditors.

The information on this page and the Financial and Operating Report are provided for the AngloGold Ashanti group as a whole. Following the announcement of the South Africa assets sale, the South African operations are recorded as discontinued operations. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page 1.
March 2020 Market update report - www.AngloGoldAshanti.com
                   Published: 11 May 2020
Quarter 1 2020

GROUP - Operating and Financial review

		Quarter	Quarter	Quarter	Year
		ended	ended	ended	ended
		Mar	Dec	Mar	Dec
		2020	2019	2019	2019
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	716	902	752	3,281
Produced from continuing operations	- oz (000)	630	790	661	2,862
Produced from discontinued operations	- oz (000)	86	112	91	419

Sold - Total	- oz (000)	742	872	746	3,268
Sold from continuing operations	- oz (000)	651	761	655	2,854
Sold from discontinued operations	- oz (000)	91	111	91	414

Financial review
Price received from continuing and discontinued operations	- $/oz	1,576	1,473	1,297	1,387
Price received from continuing operations	- $/oz	1,584	1,482	1,303	1,394
Price received from discontinued operations	- $/oz	1,516	1,412	1,256	1,337

All-in sustaining costs from continuing and discontinued operations	- $/oz	1,047	957	1,009	998
All-in sustaining costs from continuing operations	- $/oz	1,021	941	983	978
All-in sustaining costs from discontinued operations	- $/oz	1,227	1,067	1,197	1,132

All-in costs from continuing and discontinued operations	- $/oz	1,221	1,195	1,108	1,162
All-in costs from continuing operations	- $/oz	1,214	1,194	1,081	1,151
All-in costs from discontinued operations	- $/oz	1,266	1,198	1,303	1,240

Total cash costs from continuing and discontinued operations	- $/oz	814	741	791	776
Total cash costs from continuing operations	- $/oz	773	715	757	746
Total cash costs from discontinued operations	- $/oz	1,107	920	1,036	981

Adjusted EBITDA from continuing and discontinued operations	- $m	473	565	307	1,723
Adjusted EBITDA from continuing operations	- $m	434	512	288	1,580
Adjusted EBITDA from discontinued operations	- $m	39	53	19	143

Free cash inflow (outflow) from continuing and discontinued operations	- $m	4	72	(109)	127

Adjusted net debt from continuing operations	- $m	1,606	1,581	1,776	1,581
Adjusted net debt from continuing and discontinued operations	- $m	1,596	1,572	1,776	1,572

Capital expenditure (including equity accounted investments) from continuing operations	- $m	186	248	127	754
Capital expenditure (including equity accounted investments) from continuing and discontinued operations	- $m	199	262	141	814

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions, Surface sources, Moab Khotsong and Kopanang.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

March 2020 Market update report - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
FIRST QUARTER OVERVIEW

AngloGold Ashanti recorded a solid operational and financial start to 2020. In February, the Company announced that the year ahead would be an important transitional year for the business, with investments in our ore bodies to improve operating flexibility and further increase reserves; progressing the redevelopment of the Obuasi Gold Mine; completing the announced sales of our Sadiola mine and our South African portfolio; continuing the reduction of debt; and progressing the feasibility studies for the future development of our Colombian projects. Excellent progress was made in each strategic area of focus despite the rapid spread of COVID-19 across the world during the quarter.

The Company prioritised protection of employees, communities and assets, along with support for government measures to help fight the pandemic. The geographically diverse portfolio, comprising 14 operating assets across nine countries, provided a measure of protection against disruptions caused by COVID-19, and the measures employed by governments to slow its spread. In order to further assist with business continuity, inventories of critical items were built across all sites to an average of four months and ore stockpiles were built to improve operating flexibility. The Company will continue to regularly update the market on its activities and developments as they unfold.

Production for the first quarter of 2020 was 716,000oz at a total cash cost of $814/oz, compared with 752,000oz at a total cash cost of $791/ oz in the same period in 2019. AngloGold Ashanti delivered a solid performance, despite the temporary COVID-19 related stoppages at Serra Grande in Brazil, Cerro Vanguardia in Argentina and the South African operations, which together impacted production by 11,000oz. Strong performances were delivered by Kibali, Geita and Iduapriem. As a result of lower production year-on-year, combined with higher cash costs, rehabilitation expenses and sustaining capital expenditure, All-in sustaining costs (AISC) rose by 4%, or $38/oz, to $1,047/oz in the first quarter of 2020, compared to $1,009/oz in the first quarter of 2019.

Cash flow was robust, demonstrating significant leverage to the rising gold price. Cash inflow from operating activities was up 227% to $219m in the first quarter of 2020, from $67m in the same period last year. Free cash flow before growth capital - the metric on which dividends are calculated - increased by 231% to $94m during the first quarter of 2020 versus an outflow of $72m during the same period in the prior year.

The improvement in free cash flow was achieved despite higher capital expenditure with total growth capital spend of $90m, of which $53m was spent at Obuasi as its redevelopment project continued, alongside higher operating costs and outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (DRC). The Company’s attributable share of the cash balance available in the DRC amounted to $252m at the end of March 2020. AngloGold Ashanti received a quarterly dividend of $25m from Kibali at the end of March. Barrick, the operator of Kibali, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

Cash flows were further impacted by VAT which continues to be locked up at Geita and Kibali, and export duties at Cerro Vanguardia.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) increased by 54% to $473m in the first quarter of 2020, from $307m in the first quarter of 2019.

Adjusted net debt decreased by 10% to $1.6bn at 31 March 2020, from $1.78bn at the same time last year. At 31 March 2020, the group had a cash position of approximately $1.9bn after fully drawing on the US dollar RCF, whilst R1.55bn remains available on the R4bn South African RCFs. On 15 April 2020, subsequent to the end of the first quarter, AngloGold Ashanti repaid the principal and final coupon of the $700m 10-year bond, which was issued in April 2010. The group is in a strong cash position, and to further bolster available liquidity following the repayment of the 2010 bonds, has secured additional credit facilities by signing a new standby credit facility of $1bn with a term of 364 days that can be extended for a further six months with the participating syndicated banks’ consent.

The ratio of Adjusted net debt to Adjusted EBITDA at 31 March 2020 was 0.85 times compared with 1.27 times as at 31 March 2019.

Total capital expenditure (including equity accounted investments) increased by 41% year-on-year to $199m in the first quarter of 2020, compared to $141m in the first quarter of 2019. This increase was largely due to growth capital expenditure at Obuasi, where $53m was spent in the first quarter of 2020 on the redevelopment of the project, as well as $25m on advancing the Quebradona project. Total sustaining capex increased by 5% to $109m in the first quarter of 2020, compared to $104m in the first quarter of 2019. The strategy of improving operating flexibility through investment in Ore Reserve Development and Reserve Conversion at sites with high geological potential over the next two to three years, remains intact.

COVID-19

The World Health Organization declared the COVID-19 outbreak a pandemic on 11 March 2020. The accelerating spread of the COVID-19 virus and the extraordinary steps taken by governments across the world to slow it down, have caused significant disruption to normal operating conditions for businesses across the world.

AngloGold Ashanti has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Comprehensive measures have been taken to help protect the well-being of our employees and communities. Details of our initiatives and the impacts to the business can be found at https://www.anglogoldashanti.com/covid-19/.

The impact from COVID-19 in the first quarter of 2020 to production and AISC, was 11,000oz and $18/oz respectively. Of the $18/oz AISC impact, $16/oz related to the production impact, while additional cost impacts were $2/oz. All of AngloGold Ashanti’s mines are now operating normally, other than the Mponeng mine in South Africa which started its ramp-up to 50% capacity on 22 April 2020. It will continue to produce at around that level until current restrictions are lifted.

March 2020 Market update report - www.AngloGoldAshanti.com

We took the step of withdrawing our annual guidance on 27 March 2020, given the prevailing uncertainty caused by the pandemic. We confirm that our performance year to date is consistent with our prior guidance. Nonetheless, while the prevailing uncertainty persists – in respect of the length or severity of the COVID-19 outbreak, or the government actions to stop its spread – guidance will remain suspended.

Plans are in place to ensure business continuity under a range of scenarios. Liquidity has been bolstered as described above.

Inventories of critical spares have been built to cover between three and six months of operations, depending on a number of factors including the resilience of the supply chains in each jurisdiction, lead times for specific items and available storage capacity. Those stocks are now at an average of four months across the portfolio. We remain in close contact with our suppliers, many of which are maintaining inventories in the respective regions for critical items.

We have also identified contingency plans to counter potential disruptions across a wide range of activities in connection with the ongoing COVID-19 outbreak and are building ore stockpiles to provide additional operating flexibility where possible.

We have further worked closely with our associate partners of Rand Refinery (Pty) Limited in Johannesburg to ensure inbound transport of gold doré from our African operations through accredited private charters when commercial airlines have suspended operations. The transport of refined gold from Johannesburg to clients and bullion banks abroad has been ensured by the same means, achieving seamless refining and sale of our product despite challenges caused by border closures.

Temporary suspensions that were in place during the months of March and April at Serra Grande in Brazil, at Cerro Vanguardia in Argentina and at the South African operations have since been lifted. Serra Grande has since restarted and is back to operating at normal levels and Cerro Vanguardia is processing stockpiles and operating at near-planned production rates. In South Africa, surface processing operations have restarted, since being cleared to restart on 6 April 2020 and the Mponeng underground mine started its ramp-up on 15 April 2020 with health screening processes, taking the entire South Africa portfolio to 50% of its operating capacity, in line with government regulations.

From a capital allocation standpoint, our strategy and clear approach to managing capital remains unchanged and continues to serve the Company well – even through this challenging time – as we:

•prioritise the safety and health of our employees;
•ensure financial flexibility of our business with the aim to generate free cash flow sustainably;
•maintain the integrity of our orebodies and the sustainability of our operations;
•preserve the long-term options within our portfolio; and
•provide returns to our stakeholders, before we invest in growth.

Summary of first quarter 2020 versus prior-year quarter operating and cost variations:

Particulars	Q1 2020	Q1 2019	% Variance Q1 2020 vs Q1 2019
Operating review Gold
Gold Production from continuing operations(kozs)	630	661	(5)
Gold Production from discontinued operations (kozs)	86	91	(5)
Gold Production from continuing and discontinued operations (kozs)	716	752	(5)

Financial review (continuing and discontinued operations)
Gold price received ($/oz)	1,576	1,297	22
Total cash costs ($/oz)	814	791	3
Corporate & marketing costs ($m) (1)	16	20	(20)
Exploration & evaluation costs ($m)	27	25	8
All-in sustaining costs ($/oz) (2) (3)	1,047	1,009	4
All-in costs ($/oz) (2)	1,221	1,108	10
Adjusted EBITDA ($m)	473	307	54

Cash inflow from operating activities ($m)	219	67	227
Free cash inflow (outflow) ($m)	4	(109)	104
Capital expenditure ($m)	199	141	41

(1) Includes administration and other expenses.
(2) World Gold Council standard.
(3) COVID-19 impacts on the first quarter AISC was $18/oz, an impact on costs of around 1% and predominately related to production impacts.

March 2020 Market update report - www.AngloGoldAshanti.com

Reconciliation of cash inflow from operating activities to free cash flow:

Free cash flow ($m)

	Quarter ended Mar 2020	Quarter ended Mar 2019	Year ended Dec 2019

Net cash inflow from operating activities from continuing operations	174	59	958
Net cash inflow from operating activities from discontinued operations	45	8	89
Net cash inflow from operating activities	219	67	1,047
Capital expenditure and interest capitalised	(174)	(118)	(709)
Net cash from operating activities after capital expenditure	45	(51)	338
Repayment of lease liabilities	(11)	(8)	(42)
Finance costs accrued per income statement	(33)	(36)	(143)
Net cash flow after capital expenditure and interest	1	(95)	153
Other net cash inflow (outflow) from investing activities from continuing operations	1	—	22
Net cash inflow (outflow) from investing activities from discontinued operations	(10)	(14)	(54)
Add backs:
Cash restricted for use	6	—	—
Cash in subsidiary sold and transferred to held for sale	6	—	6
Free cash flow	4	(109)	127

FINANCIAL AND OPERATING REPORT

SAFETY UPDATE

Regrettably, there were four fatalities in the first quarter of the year which occurred in two separate safety incidents in March at the Mponeng mine. The first incident occurred on 5 March 2020 when three of our colleagues were fatally injured by a fall of ground, caused by a large seismic incident roughly 3.6km below surface. The second took place on 16 March 2020 in a tragic accident during an underground horizontal transport incident, which fatally injured one employee. Subsequent to the quarter end, an employee of Covalent Water, a wholly owned subsidiary in South Africa, passed away as a result of injuries sustained in an electricity-related incident.

We continue our vigilance and seek to further improve our safety practices to ensure safe workplaces for our colleagues. The All-injury frequency rate (AIFR), the broadest measure of workplace safety, for the group has improved by 2% to 2.75 injuries per million hours worked in March 2020, compared to 2.80 injuries per million hours worked in the fourth quarter of 2019. AIFR for the first quarter in 2019 was 4.22 injuries per million hours worked. The safe production strategy which aims towards our goal of zero harm and is aided by safety campaigns has yielded significant improvements overall, with 22 consecutive months having passed without a fatality across any of our operations before the tragic incidents during the first quarter of 2020.

AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to the impact of the COVID-19 pandemic on our operations, our communities and the regions and countries in which we operate. We are guided by our values and aim to protect the health of our employees and host communities, while working to ensure business continuity.

OPERATING HIGHLIGHTS

Continuing operations

The Continental Africa region produced 360,000oz at a total cash cost of $717/oz for the quarter ended 31 March 2020, compared to 338,000oz at a total cash cost of $819/oz for the quarter ended 31 March 2019. The region’s AISC was $879/oz for the quarter ended 31 March 2020, compared to $969/oz for the same period in 2019.

In Tanzania, Geita delivered another strong performance, increasing production by 24% year-on-year to 135,000oz at a total cash cost of $657/oz for the quarter ended 31 March 2020, compared to 109,000oz at a total cash cost of $939/oz for the quarter ended 31 March 2019. The production performance was boosted by a 35% year-on-year increase in tonnes milled mainly as a result of the planned maintenance of the ball mill in the first quarter of 2019. Consistent blend feed resulted in higher recoveries in the first quarter of 2020 compared to the same period in 2019. Total cash cost benefitted from higher production volumes, improved mining rates and an increase in the ore stockpile movement compared to the same period last year. These were partly offset by higher royalty costs and lower recovered grades in the first quarter of 2020.

In the DRC, Kibali produced 91,000oz at a total cash cost of $583/oz for the quarter ended 31 March 2020, compared to 93,000oz at a total cash cost of $575/oz for the quarter ended 31 March 2019. Production was lower year-on-year as a result of a planned reduction in plant throughput and the processing of lower grade material from the Sessenge and KCD pits in the first quarter of 2020. Total cash costs increased due to lower production and higher stockpile utilisation compared to the same period in the prior year. The higher hydropower mix achieved during the first quarter of 2020 delivered benefits in lower power cost compared to the same period last year.

In Ghana, Iduapriem’s production increased by 5% year-on-year to 67,000oz at a total cash cost of $689/oz for the quarter ended 31 March 2020, compared to 64,000oz at a total cash cost of $693/oz for the quarter ended 31 March 2019. Production increased as a result of a 5% increase in grade due to mining higher grade ore from Blocks 7 and 8 in the Teberebie pit, as per the mining plan. Total cash costs decreased in line with increased production volumes, partly offset by higher mining costs and royalties paid during the first quarter of 2020.

March 2020 Market update report - www.AngloGoldAshanti.com

In Guinea, Siguiri produced 48,000oz at a total cash cost of $1,183/oz for the quarter ended 31 March 2020, compared to 49,000oz at a total cash cost of $1,078/oz for the quarter ended 31 March 2019. The mine saw an increase in tonnes treated during the first quarter of 2020, reflecting the added hard rock processing capacity that came on stream at the end of the first quarter of 2019. Recovered grades were 18% when compared to the same period last year. This is attributable to the type of ore blend fed to the Carbon-in-Leach (CIL) Combination Plant which resulted in high washed residues and increasing solution tail values. Total cash costs increased mainly due to higher processing costs and other costs attributable to the operational challenges that were experienced at the mine compared to the same quarter of 2019.

In Mali, at Morila, the mine continues to reprocess tailings material according to plan with the objective of concluding re-processing by end of 2020. At Sadiola, which is currently in limited operations, the mine continues its stockpile treatment plan.

The Americas region produced 140,000oz at a total cash cost of $829/oz for the quarter ended 31 March 2020, compared to 165,000oz at a total cash cost of $719/oz in the quarter ended 31 March 2019. AISC for the first quarter of 2020 was $1,157/oz, compared to $967/oz for the same period in 2019. Total cash costs were higher reflecting lower production and cost escalations across the region. Production for the region was impacted by lower grades, geotechnical issues in the underground areas in Brazil, unexpected heavy rainfalls and the effects of the COVID-19 pandemic, including the temporary suspension of mining activities at Serra Grande and Cerro Vanguardia.

In Brazil, at AngloGold Ashanti Mineração, production was 77,000oz at a total cash cost of $834/oz for the quarter ended 31 March 2020, compared to 86,000oz at a total cash cost of $733/oz for the same period last year. Production was lower due to the impact of model changes affecting the access to the high grade orebody at Cuiabá as well as the unexpectedly long and heavy rain season which affected output from the open pit mine at the Córrego do Sítio (CdS) complex. At Cuiabá, the mine introduced a new underground support standard and revised mining sequence to address the deteriorating ground conditions which were previously flagged in 2019. Longer and heavier than normal rains, which extended from October 2019 to March 2020, were the strongest rainfalls experienced in the State of Minas Gerais in the last 110 years. The underground section was impacted by geotechnical issues, reworks which delayed blasts, low utilisation of equipment due to absenteeism caused by COVID-19 and a shutdown of the autoclave for unplanned maintenance.

Serra Grande produced 18,000oz at a total cash cost of $993/oz for the first quarter of 2020, compared to 26,000oz at a total cash cost of $736/oz in the same quarter last year, due to lower grades. Ramp-up of production began on 5 April 2020, following the suspension of operations which took effect on 27 March 2020 as a result of measures taken by the State of Goiás to limit the spread of COVID-19. Total cash costs were higher year-on-year as a consequence of lower production, partially offset by a favourable movement in the exchange rate of the Brazilian Real against the US Dollar.

In Argentina, Cerro Vanguardia's production decreased by 13% to 45,000oz at a total cash cost of $754/oz for the first quarter of 2020, compared to 52,000oz at a total cash cost of $677/oz for the first quarter of 2019. Production was mainly impacted by planned lower grades according to the current life of mine plan and by the effects of the COVID-19 pandemic. Following the suspension of operations which took effect on 21 March 2020 as a result of the Argentinean government’s measures in response to the COVID-19 pandemic, Cerro Vanguardia restarted milling operations on 6 April 2020. Total cash costs increased year-on-year mainly due to inflationary pressures as a result of salary increases, higher energy consumption and higher costs for maintenance services, explosives and other materials and spare parts. This increase was partially compensated by a weaker exchange rate of the Argentinean Peso against the US Dollar, higher by-product income derived from higher volumes sold as well as higher average silver price. Lower heap leach costs and favourable stockpile movements due to higher tonnes mined also had a positive impact on total cash costs.

The Australia region produced 130,000oz at a total cash cost of $923/oz for the first quarter of 2020, compared to 158,000oz at a total cash cost of $687/oz in the first quarter of 2019. AISC for the first quarter of 2020 was $1,184/oz, compared with $919/oz for the same period in 2019.

Production at Sunrise Dam was 57,000oz at a total cash cost of $1,026/oz for the first quarter of 2020, compared to 72,000oz at a total cash cost of $854/oz for the first quarter of 2019. The lower head grade in the first quarter of 2020, which was in line with the mine plan, impacted production negatively. This was however, partially offset by a 3% increase in mill throughput. Stoping flexibility continues to improve and underground exploration drilling was ahead of forecast for the first quarter of 2020. As previously flagged, a key focus for Sunrise Dam is to deliver the development and drilling needed to grow its Ore Reserves. At the end of the first quarter of 2020, exploration drilling is on track.

Tropicana produced 73,000oz at a total cash cost of $753/oz for the first quarter of 2020, compared to 86,000oz at a total cash cost of $541/oz for the first quarter of 2019. The planned 15% drop in production followed the completion of grade streaming in 2019 and reflected a 16% drop in the mill feed grade to 1.52 g/t, which was offset by minor increases in mill throughput. In line with the mine plan, ore mined from the Havana South, Boston Shaker and Havana 02 pits was supplemented by stockpile drawdowns to fill the mill as waste mining was carried out as part of the Havana Stage 1 cutback. The Boston Shaker underground mine remains on track to begin production in the second half of 2020 with key underground infrastructure progressing to schedule.

During the first quarter of 2020 Tropicana gold production reached the 3-million-ounce milestone, just seven years after the mine poured first gold. When construction of the mine was approved Ore Reserves (at 100%) totaled 3.3Moz and since then the operation has averaged production of approximately 470,000oz per annum.

Discontinued operations

The South African region produced 86,000oz at a total cash cost of $1,107/oz for the quarter ended 31 March 2020, compared to 92,000oz at a total cash cost of $1,036/oz for the quarter ended 31 March 2019. The AISC for the quarter ended 31 March 2020 was $1,227/oz, compared to $1,197/oz in 2019, due to lower gold production and higher total cash costs.

Mponeng produced 49,000oz at a total cash cost of $1,087/oz in the first quarter of 2020, compared to 53,000oz at a total cash cost of $1,073/oz in the first quarter of 2019. Production decreased compared to the same quarter last year mainly because of the extended Christmas break, with later start-up in January. Production was also impacted by poor ground conditions, safety stoppages due to fatalities and the unplanned closure beginning on 27 March 2020 due to government restrictions related to COVID-19. Preparation for production from the Mponeng underground operation resumed on 22 April 2020, facilitated by no more than half of the usual staff complement, in compliance with the South African lockdown regulations as amended on 16 April 2020. Production from the mine resumed on 4 May 2020 after following safe start-up procedures.

March 2020 Market update report - www.AngloGoldAshanti.com

Surface Operations produced 37,000oz at a total cash cost of $1,137/oz in the first quarter of 2020, compared to 39,000oz at a total cash cost of $987/oz in the first quarter of 2019. Mine Waste Solutions processed lower tonnes during the first quarter of 2020 due to increased floor cleaning activities at Sulphur Pay Dam (SPD) tailings storage facility (TSF), which negatively affected throughput, despite the higher-grade profile of the floor cleaning material. Inclement weather disruptions further contributed to the low tonnage performance. Initiatives are being investigated to assist with the tonnage shortfall which include high volume trucking contracts to supplement the SPD volume with Buffels TSF material as well as remote mining operations to mitigate inclement weather stoppages.

The West Wits surface operations’ production declined due to poor mill availability, the mining mix which had higher TSF proportions resulting in lower plant efficiency and the Eskom electricity load shedding. A lower recovery factor was achieved at Vaal River Surface sources while inefficiencies with fine carbon management were also experienced, which further contributed to the lower recovery achieved. The carbon management problem has since been rectified. Access to Margaret and Scott marginal ore dumps was secured for ore treatment, which will maintain a higher grade and better recovery compared to the treatment of TSF material. Despite the nationwide lockdown, effective on 27 March 2020, AngloGold Ashanti was granted permission by the South African Department of Mineral Resources and Energy for the limited restart of its Surface Operations in South Africa, which recommenced operations on a limited basis on 6 April 2020.

UPDATE ON CAPITAL PROJECTS

Obuasi Redevelopment Project
In Ghana, the Obuasi redevelopment project continued to make good progress, following the first pour of gold in December 2019, considering the country's responses and restrictions implemented due to the COVID-19 pandemic.

Construction of Phase 2 (to achieve a capacity of 4,000 tonnes per day) reached 54.9% completion. Concrete works, structural steel erection, mechanical equipment installation and tailings facility earthworks progressed well. While procurement is almost complete, some manufacturing and deliveries have been delayed due to lockdowns in supply countries, while international travel restrictions and country lockdowns have also hampered mobilisation of critical skills. The areas most impacted are the KRS shaft which is required to increase mining capacity to 4,000 tonnes per day, and the SAG/Ball Mill installation which is required for the process plant to achieve 4,000 tonnes per day. Based on current circumstances it is expected that Phase 2 commissioning and ramp-up will be delayed towards the end of the first quarter of 2021. However, the cost of the delays is expected to be managed within the project contingency, and the project remains on budget.

Ramp-up of Phase 1 operations (2,000 tonnes per day) progressed well. The process plant achieved design parameters by the end of the first quarter. Plan run time progressively improved as commissioning issues in a refurbished plant were resolved. However, international travel restrictions and the encouragement by home countries for expatriates to return home, had some impact on mining operations. The mining contractor (a 70:30 Joint Venture between African Mining Services and Rocksure International, a Ghanaian company) has been extremely supportive and most skilled expatriate operators have remained on site. The training focus and skills transfer to the Ghanaian workforce are achieving good outcomes. Nevertheless, the mine is currently operating at approximately 80% capacity. As a result of the COVID-19 impacts, the declaration of Phase 1 commercial production is now expected in the third quarter of 2020.

Last month, AngloGold Ashanti Ghana partnered with national and local health authorities to increase proactive testing in the Obuasi town and at the mine, which included voluntary tests of asymptomatic individuals. Proactive testing has identified asymptomatic cases, including individuals at mine site. All positive cases are required to self-isolate for four weeks per Ghana’s national health protocols, while their contacts must self-quarantine. The early detection of asymptomatic individuals has been key to contain the spread of the disease and to help ensure minimised impact on the business. The mine’s management is awaiting delivery of additional testing equipment, in order to continue its own ongoing proactive testing of employees with quick turnaround of results.

Tropicana - Boston Shaker
At Tropicana, the Boston Shaker underground mine remains on track to begin production in the second half of 2020. The primary escape way was successfully installed in the first quarter of 2020 after raise boring finished on target in February 2020. The overhead power line, high voltage electrical feed and underground power distribution was commissioned in the first quarter of 2020. The primary ventilation fan chamber has been prepared and installation of the fans is expected to commence in the second quarter of 2020. Surface infrastructure remains on target to be completed in the second half of 2020. A third drilling jumbo has been mobilised in line with the mining plan. Optimisation work on level spacing and other initiatives to maximise gold extraction are ongoing.

Colombian projects
At Quebradona, the Feasibility Study (FS) continues to progress and during the first quarter of 2020 the National Environmental Licensing Authority of Colombia conducted a site evaluation as part of the Environmental Impact Study (EIA). While the work on the FS is still progressing, the COVID-19 context will likely result in a delay in the completion of the FS, which was previously expected to be completed by the end of the year.

At Gramalote, it was decided to suspend drilling of the Inferred Mineral Resource following extensive consultation with the surrounding communities and the Colombian government in view of the national state of emergency and government-mandated quarantine measures. Our joint venture partner, B2Gold Corp, which manages the project, will continue to progress the FS where possible and expects that the suspension of drilling will likely delay the completion of the FS to the first quarter of 2021.

CORPORATE UPDATE

Asset sales
The sale processes for our South African portfolio and Sadiola continue to progress.

In respect of the sale of the South African portfolio, both AngloGold Ashanti and Harmony Gold remain committed to the fulfilment of the conditions precedent and completion of the transaction. Certain conditions precedent have already been fulfilled, including the South African Competition Tribunal approving the transaction, without conditions, on 29 April 2020, based on the recommendation of the South African Competition Commission. The parties continue to target a completion date of 30 June 2020, subject to any impact that the COVID-19 pandemic may have on the fulfilment of the remaining conditions precedent.

March 2020 Market update report - www.AngloGoldAshanti.com

In respect of the sale of Sadiola, all parties (AngloGold Ashanti, IAMGOLD and Allied Gold) remain committed to the fulfilment of the conditions precedent and completion of the transaction. Good progress has been made in the fulfilment of conditions precedent, including positive discussions with the Government of Mali and despite the impacts of the COVID-19 pandemic, including travel bans, which have delayed the progress against the originally anticipated timeline when the sale agreement was executed in December 2019.

At Cerro Vanguardia in Argentina, after an extensive sale process and thorough review of the offers received, it has been concluded that the maximum potential value from the remaining resource endowment of the operation will be better realised inside the AngloGold Ashanti portfolio, resulting in the decision to retain the asset. Cerro Vanguardia’s management team will focus on seeking opportunities to unlock further reserves and extend the life of mine.

Moody’s Investor Services update
AngloGold Ashanti is pleased to announce that Moody’s Investors Service (Moody’s) has affirmed the Company’s Baa3 credit rating, with a stable outlook. Moody’s cited the favourable geographic diversification of the Company’s portfolio, which offers a de-risked production profile linked to multiple streams of free cash flow generation. Furthermore, it cited the conservative financial policies in place and the proactive measures that the Company has taken to manage the COVID-19 impacts. Moody’s also noted a strong liquidity position.

Newmont litigation
On 18 March 2020, the United States District Court for the Southern District of New York dismissed all causes of actions in the lawsuit filed by Newmont Corp. (formerly Newmont Mining Corp.), against AngloGold Ashanti and certain related parties in 2017, and ordered the case to be closed. Newmont Corp. did not appeal the judgement.

EXPLORATION UPDATE

See the Exploration Update document on the Company website: www.anglogoldashanti.com for an update on both Brownfields and Greenfields exploration programmes.

March 2020 Market update report - www.AngloGoldAshanti.com

Operations at a glance
for the quarters ended 31 March 2020, 31 December 2019 and 31 March 2019
	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recovered grade g/tonne			Surface Recovered grade g/tonne			Open-pit Recovered grade g/tonne
	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19

CONTINENTAL AFRICA	360	440	338	827	862	817	—	3	—	4,850	6,464	4,892	3.91	4.95	5.25	—	—	—	1.52	1.45	1.27
DRC
Kibali - Attr. 45%	91	88	93	449	345	386	—	—	—	389	493	454	4.97	5.82	5.52	—	—	—	1.51	1.46	1.71
Ghana
Iduapriem	67	66	64	—	—	—	—	—	—	1,181	1,213	1,183	—	—	—	—	—	—	1.77	1.70	1.68
Obuasi	19	2	—	115	16	—	—	3	—	—	—	—	—	—	—	—	—	—	—	—	—
Guinea
Siguiri - Attr. 85%	48	58	49	—	—	—	—	—	—	2,255	2,567	1,882	—	—	—	—	—	—	0.67	0.70	0.82
Mali
Morila - Attr. 40%	—	6	10	—	—	—	—	—	—	—	687	364	—	—	—	—	—	—	—	0.27	0.82
Sadiola - Attr. 41%	—	13	12	—	—	—	—	—	—	—	510	489	—	—	—	—	—	—	—	0.77	0.78
Tanzania
Geita	135	208	109	263	501	431	—	—	—	1,025	994	519	3.81	4.51	5.02	—	—	—	3.10	4.24	2.38

AUSTRALIA	130	152	158	626	758	694	—	—	—	1,869	1,789	1,747	2.25	2.03	2.86	—	—	—	1.41	1.78	1.68
Sunrise Dam	57	58	72	626	758	694	—	—	—	378	268	279	2.25	2.03	2.86	—	—	—	1.00	0.97	0.91
Tropicana - Attr. 70%	73	94	86	—	—	—	—	—	—	1,491	1,521	1,468	—	—	—	—	—	—	1.52	1.92	1.82

AMERICAS	140	198	165	907	1,039	885	—	—	—	271	310	252	3.48	4.18	4.55	—	—	—	2.76	4.26	3.18
Argentina
Cerro Vanguardia - Attr. 92.50%	45	61	52	68	98	92	—	—	—	196	216	205	5.58	4.66	7.33	—	—	—	3.45	5.21	3.37
Brazil
AngloGold Ashanti Mineração	77	97	86	596	639	592	—	—	—	—	—	—	3.82	4.41	4.46	—	—	—	—	—	—
Serra Grande	18	41	26	243	302	201	—	—	—	75	95	48	2.05	3.53	3.53	—	—	—	0.96	2.08	2.37

Continuing operations	630	790	661	2,360	2,659	2,396	—	3	—	6,989	8,563	6,891	3.30	3.82	4.30	—	—	—	1.54	1.62	1.45

SOUTH AFRICA	86	112	92	164	243	220	7,525	8,803	7,866	—	—	—	8.63	7.85	7.31	0.17	0.18	0.16	—	—	—
Mponeng	49	64	53	164	243	220	173	136	52	—	—	—	8.63	7.85	7.31	0.68	0.52	0.50	—	—	—
Total Surface Operations	37	48	39	—	—	—	7,352	8,667	7,814	—	—	—	—	—	—	0.16	0.17	0.15	—	—	—

Discontinued operations	86	112	92	164	243	220	7,525	8,803	7,866	—	—	—	8.63	7.85	7.31	0.17	0.18	0.16	—	—	—

Total continuing and discontinued operations	716	902	752	2,525	2,902	2,616	7,525	8,805	7,866	6,989	8,563	6,891	3.65	4.16	4.55	0.17	0.18	0.16	1.54	1.62	1.45
Rounding of figures may result in computational discrepancies.
March 2020 Market update report - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the quarters ended 31 March 2020, 31 December 2019 and 31 March 2019
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non sustaining capex
	$/oz			$/oz			$m			$m			$m
	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19	Mar-20	Dec-19	Mar-19

CONTINENTAL AFRICA	717	723	819	879	829	969	16	12	14	22	29	17	54	95	32
DRC
Kibali - Attr. 45%	583	625	575	763	751	704	4	3	2	11	8	8	—	—	1
Ghana
Iduapriem	689	939	693	864	1,040	787	2	—	4	4	5	1	—	—	—
Obuasi	—	—	—	—	—	—	—	—	—	—	—	—	53	93	32
Guinea
Siguiri - Attr. 85%	1,183	1,127	1,078	1,334	1,210	1,162	—	—	—	5	7	2	1	2	2
Mali
Morila - Attr. 40%	—	1,063	1,181	—	1,062	1,198	—	—	—	—	—	—	—	—	—
Sadiola - Attr. 41%	—	1,032	927	—	961	924	—	—	—	—	—	—	—	1	(2)
Tanzania
Geita	657	557	939	823	661	1,132	10	9	8	2	9	5	—	—	—
Non-controlling interests, exploration and other							—	—	—	1	—	—	—	—	—

AUSTRALIA	923	741	687	1,184	1,025	919	17	24	20	8	14	6	9	11	1
Sunrise Dam	1,026	1,169	854	1,336	1,414	1,060	6	5	9	6	7	2	—	—	—
Tropicana - Attr. 70%	753	447	541	974	728	729	11	19	11	2	7	4	9	11	1
Exploration and other							—	—	—	—	—	—	—	—	—

AMERICAS	829	660	719	1,157	1,002	967	21	21	25	13	17	8	27	25	3
Argentina
Cerro Vanguardia - Attr. 92.50%	754	572	677	1,005	792	823	4	3	5	3	5	—	—	—	—
Brazil
AngloGold Ashanti Mineração	834	760	733	1,170	1,134	1,000	12	13	14	7	8	6	—	—	—
Serra Grande	993	549	736	1,447	955	1,101	5	4	5	3	4	2	—	—	—
Non-controlling interests, exploration and other							—	—	1	—	—	—	27	25	3

Continuing operations	773	715	757	1,021	941	983	54	57	59	43	60	32	90	132	36

SOUTH AFRICA	1,107	920	1,036	1,227	1,067	1,197	8	9	9	4	4	4	—	—	1
Mponeng	1,087	909	1,073	1,257	1,092	1,304	8	9	9	1	1	2	—	—	1
Total Surface Operations	1,137	931	987	1,175	1,004	1,051	—	—	—	3	2	2	—	—	—
Discontinued operations	1,107	920	1,036	1,227	1,067	1,197	8	9	9	4	4	4	—	—	1

Total continuing and discontinued operations	814	741	791	1,047	957	1,009	62	66	68	47	64	36	90	132	37
Rounding of figures may result in computational discrepancies.

March 2020 Market update report - www.AngloGoldAshanti.com

Development Sampling
for the quarter ended 31 March 2020
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units	Advanced	Sampled
	metres	Sampled	Avg. ore body	gold
	(total)*	metres	thickness (cm)	Avg. g/t	Avg. cm.g/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	1,159	224	51.1	45.89	2,345

CONTINENTAL AFRICA
Geita
Nyankanga	2,735	880	500.0	3.10	—
Star and Comet + Ridge 8	862	234	350.0	3.51	—

SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá	3,399	967	0.8	5.20	—
Lamego	1,070	438	0.8	2.47	—
Córrego do Sítio Mina I	2,373	414	—	2.37	—
Serra Grande
Mina III	1,730	5,050	100.0	2.39	—
Mina Nova/PQZ	900	2,235	100.0	2.01	—
Palmeiras	323	62	100.0	2.10	—
CVSA
Cerro Vanguardia	1,407	808	400.0	5.83	—

Statistics are shown in imperial units	Advanced	Sampled
	feet	Sampled	Avg. ore body	gold
	(total)*	feet	thickness (inches)	Avg. oz/t	Avg. ft.oz/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	3,802	735	20.12	1.34	2.24

CONTINENTAL AFRICA
Geita
Nyankanga	8,973	2,886	196.85	0.09	—
Star and Comet + Ridge 8	2,828	767	137.80	0.10	—

SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá	11,151	3,173	0.33	0.15	—
Lamego	3,510	1,435	0.32	0.07	—
Córrego do Sítio Mina I	7,786	1,359	—	0.07	—
Serra Grande
Mina III	5,677	16,568	39.37	0.07	—
Mina Nova/PQZ	2,952	7,333	39.37	0.06	—
Palmeiras	1,059	203	39.37	0.06	—
CVSA
Cerro Vanguardia	4,615	2,650	157.48	0.17	—

* This includes total "on-reef" and "off-reef" development metres

Johannesburg

11 May 2020
March 2020 Market update report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
NP January-Bardill^
NVB Magubane^
M Ramos^
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
ME Sanz Perez
Executive Vice President
General Counsel, Compliance and Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company’s external auditors.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
March 2020 Market update report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2020 By: /s/ ME SANZ PEREZ

Name: ME Sanz Perez
Title: Executive Vice President – Legal, Commercial and Governance and Company Secretary

March 2020 Market update report - www.AngloGoldAshanti.com